Contact

www.linkedin.com/in/samuel-f-b-king-a863623b (LinkedIn)

Top Skills

Community Outreach
Community Organizing
Renewable Energy

Publications

Co-op power May news letter

Samuel F.B. King

CFO & Director of Business Development
Hartford, Connecticut, United States

Summary

Experienced sustainability business developer - trained community organizer - good sense of rhythm - long distance bicyclist - amateur architect and builder - board game geek - jack of all trades.

Experience

Blue Earth Compost Inc.
CFO & Director of Business Development
January 2016 - Present (6 years 11 months)
Hartford, Connecticut Area

Growing the residential, commercial, and institutional customer base of the business through marketing, outreach, community organizing, and networking.
- Helped to more than double the revenue and customer base of the business.
-

3Degrees Group, Inc.
Northeast Clean Power Outreach Coordinator
February 2015 - November 2015 (10 months)

- Recruited, hired, and managed outreach team of 3-6 Outreach Associates for state-run renewable energy program
- Thoroughly trained staff through 3Degrees standardized programs; designed specific regional training techniques
- Evaluated staff performance and gave feedback on performance issues
- Collaborated with community nonprofits for community organizing
- Outreach and education to residential consumers
- Coordinated and led outreach shifts and events
- Set 2016 annual goals; tracked team and individual performance against 2015 goals
- Managed $17,300 budget

Sustainable UMass
Community Organizer
September 2013 - August 2014 (1 year)
Amherst, Massachusetts

- Recruited student participation for Sustainable UMass events
- Hosted, promoted, and developed skill building workshops for student activists
- Served on Sustainability Steering Committee
- Developed the Random Acts of Sustainability Program; applied for and won grant to fund the program
- Engaged student businesses and organizations in Sustainable UMass
- Represented at speaking events

Co-op Power
Coordinator of Outreach and Education
May 2010 - August 2014 (4 years 4 months)
Western Massachusetts

- Managed team of 2 to market and sell renewable energy and energy efficiency resources
- Recruited member owners to join the cooperative through tabling at industry events
- Wrote press releases and press contact for various news organizations
- Designed cooperative website and updated as necessary
- Utilized Salesforce for client management and report generation
- Designed and edited email marketing campaigns and solicited content through guest writers

---

Education

Umass Amherst
Bachelor's Degree, Sustainable Community Development · (2012 - 2014)

Greenfield Community College
Associate of Arts (A.A.), Renewable Energy/ Energy Efficiency · (2008 - 2011)